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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 9)*

TippingPoint Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

888011 10 3

(CUSIP Number)

James E. Cahill

7501B N. Capital of Texas Hwy.

Austin, Texas 78731

(512) 681-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 888011 10 3

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person John F. McHale

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,479,053 8. Shared Voting Power 0 9. Sole Dispositive Power 1,479,053 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,053

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 27.9%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 9 to Schedule 13D (“Filing Date”), Mr. McHale beneficially owns 1,479,053 shares of Common Stock of the Issuer. Mr. McHale’s 1,479,053 shares include: (i) 1,441,205 shares held by Mr. McHale individually, and (ii) an aggregate of 37,848 shares held in trust for the benefit of family members of Mr. McHale; and exclude: (i) 118,267 shares, all or a portion of which Mr. McHale is obligated to purchase from Mr. Savage and Savage Interest, L.P. on March 3, 2004 pursuant to the September Stock Purchase Agreement, which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $887,000 Pledge Agreement and Note, and (ii) 285,947 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note. Mr. McHale’s 1,479,053 shares of Common Stock represent approximately 27.9% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

Mr. McHale disposed of 150,000 shares of the Issuer’s Common Stock on September 18, 2003 pursuant to Stock Purchase Agreements, as described in Item 6.

The determination of the percent of beneficial ownership of Common Stock is based upon there being 5,307,230 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response set forth in Item 6 is hereby amended and supplemented as follows:

On September 18, 2003, Mr. McHale entered into Stock Purchase Agreements with each of James E. Cahill, Craig S. Cantrell and Marc Willebeek-LeMair (collectively, the “Purchasers”), pursuant to which Mr. McHale sold 50,000 shares of the Issuer’s common stock to each Purchaser for $14.00 per share.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 is hereby amended and supplemented as follows:

Exhibit 99.30 Form of Stock Purchase Agreement by and between John F. McHale and each of James E. Cahill, Craig S. Cantrell and Marc Willebeek-LeMair dated September 18, 2003.

SIGNATURES

After reasonable inquiry and to the best of each Reporting Person’s respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

Pursuant to the requirements of the Act, this Amendment No. 9 to Schedule 13D has been signed by the following persons on September 25, 2003.

By:	/s/ JOHN F. MCHALE
John F. McHale